As filed with the Securities and Exchange Commission on May 9, 2006

Registration No. 333-106033

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3 TO

FORM S-2

on

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CAMBRIDGE HEART, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3845	13-3679946
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1 Oak Park Drive

Bedford, Massachusetts 01730

(781) 271-1200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David A. Chazanovitz

President and Chief Executive Officer

Cambridge Heart, Inc.

1 Oak Park Drive

Bedford, Massachusetts 01730

(781) 271-1200

(Name, Address, Including Zip Code, And Telephone Number, Including Area Code, of Agent For Service)

Michelle L. Basil, Esq.

Nutter McClennen & Fish, LLP

155 Seaport Boulevard

Boston, MA 02210

(617) 439-2000

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Common Stock, $0.001 par value per share	25,249,276	$0.57	$14,392,087	$1,165

(1)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders named in this prospectus are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 9, 2005

PROSPECTUS

CAMBRIDGE HEART, INC.

25,249,276 SHARES OF COMMON STOCK

This prospectus relates to the resale by the selling stockholders of up to 25,249,276 shares of our common stock consisting of (i) 9,058,725 shares of our common stock previously issued upon the conversion of shares of Series A Convertible Preferred Stock we previously issued in a private placement and (ii) 16,190,551 shares of our common stock previously issued or currently issuable upon the conversion of shares of Series A Convertible Preferred Stock previously issued or currently issuable upon the exercise of warrants that were issued in the private placement.

Our common stock is traded on the OTC Bulletin Board under the symbol “CAMH.” The last reported sale price for our common stock on the OTC Bulletin Board on March 31, 2006 was $2.83 per share. You are urged to obtain current market quotations for our common stock.

The selling stockholders may offer their shares of common stock from time to time, in the open market, in privately negotiated transactions, in an underwritten offering, or a combination of methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may engage brokers or dealers who may receive commissions or discounts from the selling stockholders. Any broker-dealer acquiring the common stock from the selling stockholders may sell these securities in normal market making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of methods. See “Plan of Distribution” beginning on page 20. We will bear all of the expenses and fees incurred in registering the shares offered by this prospectus.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 4 for a discussion of the risks associated with our business.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

Our executive offices are located at 1 Oak Park Drive, Bedford, MA 01730, our telephone number is (781) 271-1200 and our Internet address is www.cambridgeheart.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires references in this prospectus to “Cambridge Heart,” “we,” “us,” and “our” refer to Cambridge Heart, Inc.

The Cambridge Heart logo, CH 2000, Microvolt T-Wave Alternans, Micro-V Alternans Sensors, Wavestar, Heartwave System, Heartwave System II and Heartwave are trademarks of Cambridge Heart. All other trademarks and service marks are the property of their respective owners.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

EXPLANATORY NOTE

This post-effective amendment on Form S-1 to our Registration Statement on Form S-2 (Reg. No. 333-106033) relates to a total of 25,249,276 shares of the common stock that were previously registered by Cambridge Heart, Inc. and that may be offered by stockholders of Cambridge Heart, Inc. This post-effective amendment is filed on Form S-1 because Form S-2 is no longer available as a result of the Securities Offering Reform amendments adopted by the Commission in July 2005.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and information included or incorporated by reference into this prospectus. This summary may not contain all of the information that is important to you. You should read the entire prospectus carefully, including the “Risk Factors” beginning on page 8 as well as the other documents incorporated herein by reference, before deciding to invest in our common stock.

Cambridge Heart, Inc.

We are engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. Using innovative technologies, we are addressing a key problem in cardiac diagnosis—the identification of those at risk of sudden cardiac death. Our products incorporate our proprietary technology for the measurement of Microvolt T-Wave Alternans, and were the first diagnostic tools cleared by the U.S. Food and Drug Administration, which we call the FDA, to non-invasively measure Microvolt levels of T-Wave Alternans to predict the risk of sudden cardiac death. Microvolt T-Wave Alternans is an extremely subtle beat-to-beat fluctuation in the t-wave segment of a patient’s heartbeat. The use of our products and technology in the performance of a Microvolt T-Wave Alternans Test can detect these tiny heartbeat variations, measured down to one millionth of a volt. The test is conducted by elevating the patient’s heart rate through exercise, pharmacologic agents or pacing with electrical pulses. Our proprietary system and proprietary sensors, when placed on the patient’s chest, can acquire and analyze the heartbeat for Microvolt T-Wave Alternans.

Published clinical data in a broad range of patients with heart disease has shown that patients with symptoms of or at risk of life threatening arrhythmias who test positive for Microvolt T-Wave Alternans are at increased risk for subsequent sudden cardiac events including sudden death, while those who test negative are at minimal risk. Sudden cardiac arrest accounts for approximately one-third of all cardiac deaths, or over 400,000 deaths, in the U.S. each year, and is the leading cause of death in people over the age of 45.

All of our products, including our Heartwave and Heartwave II Systems, CH 2000 Cardiac Stress Test System and Micro-V Alternans Sensors, have received 510(k) clearance from the FDA for sale in the U.S. They have also received the CE mark for sale in Europe and our Heartwave System has been approved for sale by the Japanese Ministry of Health Labor and Welfare. Our 510(k) clearance allows our Microvolt T-Wave Alternans Test to be used to test anyone with known, suspected, or at risk of ventricular tachyarrhythmia and/or sudden cardiac death and allows the claim that our Microvolt T-Wave Alternans Test is predictive of those events.

Corporate Information

Our executive offices are located at 1 Oak Park Drive, Bedford, MA, 01730, and our telephone number is (781) 271-1200. We maintain a website with the address www.cambridgeheart.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus.

The Offering

Shares of common stock offered by the selling stockholders:	25,249,276 shares

Shares of common stock to be outstanding after this offering:	60,662,580*

Use of proceeds	Cambridge Heart will not receive any proceeds from the sale of shares in this offering.

OTC Bulletin Board Symbol	CAMH

Risk Factors	See page 8 for a discussion of the risks and uncertainties facing our business.

*	The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2006 (assuming the conversion of all outstanding shares of preferred stock as of such date) and excludes: (i) 8,428,900 shares issuable upon the exercise of outstanding options and warrants and (ii) 1,907,817 shares available for future grant or issuance under our stock option plans.

SUMMARY FINANCIAL DATA

The following table summarizes the financial data for our business. You should read this information with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Year Ended December 31,
	2001	2002	2003	2004	2005
				(as restated)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$3,112	$4,307	$6,945	$5,108	$4,199
Cost of goods sold	2,431	3,061	3,203	2,342	1,980

Gross profit	681	1,246	3,742	2,766	2,219

Costs and expenses:
Research and development	1,845	1,388	944	774	699
Selling, general and administrative	5,702	5,868	6,193	5,752	4,507

Total costs and expenses	7,547	7,256	7,137	6,526	5,206

Loss from operations	$(6,866)	$(6,010)	$(3,395)	$(3,760)	$(2,987)
Interest income	413	104	20	58	191
Interest expense	(13)	(17)	(13)	(1)	(4)
Change in valuation of Series B warrants	—	—	—	(44)	164

Net loss	$(6,466)	$(5,923)	$(3,388)	$(3,747)	$(2,636)
Beneficial conversion feature	—	—	(1,533)	(2,537)	—

Net loss attributable to common stockholders	$(6,466)	$(5,923)	$(4,921)	$(6,284)	$(2,636)

Net loss per share-basic and diluted	$(0.37)	$(0.30)	$(0.25)	$(0.21)	$(0.07)
Weighted average shares outstanding-basic and diluted	17,340,789	19,450,062	19,663,460	29,622,673	39,914,615

	December 31,
	2001	2002	2003	2004	2005
				(as restated)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$8,738	$3,093	$5,609	$7,647	$5,298
Working capital	8,669	3,152	6,389	6,537	4,538
Long term debt	101	6	4	2	—
Total assets	11,900	6,189	8,520	9,650	7,015
Total liabilities	1,981	2,032	1,620	2,740	2,279
Preferred stock	—	—	4,589	3,635	1,504
Warrants to acquire preferred stock	—	—	1,024	890	743
Accumulated deficit	(43,102)	(49,024)	(52,412)	(56,159)	(58,795)
Stockholders’ equity	$9,918	$4,156	$1,287	$2,385	$2,487
Dividends – None

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition and/or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you could lose much if not all of the money you paid to buy our common stock. These factors include, without limitation, those set forth below and elsewhere in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, incorporated herein by reference.

Risks Related to our Operations

We depend on our Microvolt T-Wave Alternans technology for a significant portion of our revenues, and if it does not achieve broad market acceptance, our ability to execute our business plan and achieve meaningful revenues will be limited.

We believe that our ability to succeed in the future will depend, in large part, upon the successful commercialization and market acceptance of our Microvolt T-Wave Alternans technology. Market acceptance will depend upon our ability to demonstrate the diagnostic advantages and cost-effectiveness of this technology. The failure of our Microvolt T-Wave Alternans technology to achieve broad market acceptance, the failure of the market for our products to grow or to grow at the rate we anticipate, or a decline in the price of our products due to competitive pressures or a decline in the availability of reimbursement, would reduce our revenues and further limit our ability to succeed. This could have a material adverse effect on the market price of our common stock. We can give no assurance that we will be able to successfully commercialize or achieve market acceptance of our Microvolt T-Wave Alternans technology or that our competitors will not develop competing technologies that are perceived to be superior to our technology.

We have never been able to fund our operations from cash generated by sales of our products, and if we cannot meet our capital requirements through the sale of debt or equity securities on terms favorable to us, we may not be able to continue as a going concern.

We have incurred substantial operating losses through December 31, 2005 and may never generate substantial revenues or achieve profitability on a quarterly or annual basis. We have financed our operating losses through the public and private sale of shares of our common stock and preferred stock. We do not expect to generate sufficient cash from our business to fund our operations for the foreseeable future, so that if we cannot obtain additional capital through equity or debt financings we will likely be unable to continue as a going concern. This would have a material adverse effect on our operations and the market price of our common stock. In the current economic environment, financing for technology and medical device companies has become increasingly difficult to obtain. Any additional financing may not be available in the amount we need or on terms favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of Cambridge Heart by our stockholders would be reduced and the securities issued could have rights, preferences and privileges more favorable than those of our current stockholders.

Our sale of additional shares of common stock or any other securities exchangeable for shares of common stock may dilute the book value of our common stock.

Our authorized capital includes 150,000,000 shares of common stock, of which 60,662,580 shares were issued and outstanding as of March 31, 2006 (assuming the conversion of all shares of preferred stock outstanding on such date). Our board of directors has the authority, without further action or vote of our stockholders, to issue all or a part of any authorized but unissued shares of our common stock. Such stock issuances may be made at a price which reflects a discount from the then-current trading price of our common stock. These issuances would dilute your percentage ownership interest, which will have the effect of reducing your influence on matters on which our stockholders vote, and might dilute the book value of our common stock. You may incur additional dilution of net tangible book value if holders of stock options or warrants, whether currently outstanding or subsequently granted, exercise their options or warrants to purchase shares of our common stock.

At March 31, 2006, investors held warrants to acquire 254,520 shares of our Series A Preferred Stock, which are currently convertible into 3,308,760 shares of our common stock. You will incur additional dilution of net tangible book value if the holders of our preferred stock convert their shares of preferred stock into shares of our common stock. As of March 31, 2006, investors had exercised their rights to convert 696,825 shares of Series A Preferred Stock into 9,058,725 shares of our common stock and 5,000 shares of Series B Preferred Stock into 11,111,111 shares of our common stock. Additionally, as of March 31, 2006, investors had exercised warrants to purchase 990,911 shares of Series A Preferred Stock, which they converted into 12,881,843 shares of our common stock, and they had exercised warrants to purchase 2,500 shares of Series B Preferred Stock, which they converted into 5,555,556 shares of our common stock.

Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in volatility in our stock price.

Our quarterly revenues and operating results have varied in the past and are likely to continue to vary significantly from quarter to quarter. This may lead to volatility in our stock price. These fluctuations are due to several factors relating to the sale of our products, including:

•	the timing, of our sales transactions;

•	unpredictable sales cycles;

•	the timing of introduction and market acceptance of new products or product enhancements by us or our competitors;

•	changes in our operating expenses;

•	product quality problems; and

•	personnel changes and fluctuations in economic and financial market conditions.

We believe that period-to-period comparisons of our results of operations are not necessarily meaningful. There can be no assurance that future revenues and results of operations will not vary substantially. It is also possible that in future quarters our results of operations will be below the expectations of investors, analysts or our announced guidance, if any. In any such case, the price of our common stock could be materially adversely affected.

We will likely need additional financing for our future capital needs and may not be able to raise additional funds on terms acceptable to us, if at all.

We believe that the financial resources available to us, including our current working capital, will be sufficient to finance our planned operations and capital expenditures for at least the next 12 months. If we are unable to increase our revenue and achieve positive cash flow, we will need to raise additional funds. We may also need additional financing sooner if:

•	we decide to accelerate our research and development efforts;

•	we decide to expand our marketing and sales capabilities faster than currently planned;

•	we develop new or enhanced services or products ahead of schedule;

•	we decide to undertake new sales and/or marketing initiatives;

•	we are required to defend or enforce our intellectual property rights;

•	sales of our products do not meet our expectations in the U.S. or internationally;

•	we need to respond to competitive pressures; or

•	we decide to acquire complementary products, businesses or technologies.

We can provide no assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs which would significantly limit our ability to implement our business plan. In addition, we may have to issue securities that may have rights, preferences and privileges senior to our common stock. If we are unable to obtain sufficient additional funding when needed, we may have to significantly cut back our operations, sell some or all of our assets, license potentially valuable technologies to third parties and/or cease operations. In addition, if we raise additional capital by issuing additional equity or convertible debt securities, our existing stockholders could suffer dilution.

The results of future clinical studies may not support the usefulness of our technology.

We are continuing to participate in clinical studies relating to our Microvolt T-Wave Alternans technology and Micro-V Alternans Sensors in order to more firmly establish the predictive value of such technologies. Although studies on high-risk patients to date have indicated that the measurement of Microvolt T-Wave Alternans to predict the vulnerability to ventricular arrhythmia and sudden cardiac death is excellent in certain patient populations, we do not know whether the results of such studies on other patient populations will continue to be favorable. Any clinical studies or trials which fail to demonstrate that the measurement of Microvolt T-Wave Alternans is at least comparable in accuracy to alternative diagnostic tests, or which otherwise call into question the cost-effectiveness, efficacy or safety of our technologies, would have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty responding to changing technology.

The medical device market is characterized by rapidly advancing technology. Our future success will depend, in large part, upon our ability to anticipate and keep pace with advancing technology and competitive innovations. However, we may not be successful in identifying, developing and marketing new products or enhancing our existing products. In addition, we can give no assurance that new products or alternative diagnostic techniques may be developed that will render our current or planned products obsolete or inferior. Rapid technological development by competitors may result in our products becoming obsolete before we recover a significant portion of the research, development and commercialization expenses incurred with respect to such products.

We depend exclusively on third parties to support the commercialization of our products internationally.

We market our products internationally through independent distributors. These distributors also distribute competing products under certain circumstances. The loss of a significant international distributor could have a material adverse effect on our business if a new distributor, sales representative or other suitable sales organization cannot be found on a timely basis in the relevant geographic market. Because we rely on distributors for international sales, any revenues we receive in those territories will depend upon the efforts of our distributors. Furthermore, we cannot be sure that a distributor will market our products successfully or that the terms of any future distribution arrangements will be acceptable to us. In fiscal 2005, 22% of our revenue came from the sale of product to international distributors.

We face substantial competition in the market for cardiac diagnostic devices from substantially larger and better financed competition, which may result in others discovering, developing or commercializing competing products more successfully than we do.

Competition from competitors’ medical devices that diagnose cardiac disease is intense and likely to increase. Our success will depend on our ability to develop products and apply our technologies, as well as our ability to establish and maintain a market for our products. We compete with manufacturers of electrocardiogram stress tests, the conventional method of diagnosing ischemic heart disease, as well as with manufacturers of other invasive and non-invasive tests, including EP testing, electrocardiograms, Holter monitors, ultrasound tests and systems of measuring cardiac late potentials. GE Medical Systems has introduced an analysis system it claims can measure t-wave alternans. GE Medical Systems has received concurrence from the FDA of its 510(k) allowing it to distribute the product in the U.S.. Many of our current as well as prospective competitors have substantially greater capital resources, name recognition, research and development experience and regulatory, manufacturing and marketing capabilities. Many of these competitors offer broad, well-established product lines and ancillary services not offered by Cambridge Heart. Some of our competitors also enjoy long-term or preferential supply arrangements with physicians and hospitals which may act as a barrier to market entry.

We obtain critical components and subassemblies for the manufacture of our products from a limited group of suppliers, and if our suppliers fail to meet our requirements we may be unable to meet customer demand and our customer relationships would suffer.

We do not have long-term contracts with our suppliers. Our dependence on a single supplier or limited group of smaller suppliers for critical components and sub-assemblies exposes us to several risks, including:

•	a potential for interruption, or inconsistency in the supply of components or sub-assemblies, leading to backorders and product shortages;

•	a potential for inconsistent quality of components or sub-assemblies supplied, leading to reduced customer satisfaction or increased product costs and delays in shipments of our products to customers and distributors; and

•	inconsistent pricing.

From time to time in the past, we have experienced temporary difficulties in receiving timely shipment of key components from our suppliers. We can give no assurance that we would be able to identify and qualify additional suppliers of critical components and sub-assemblies in a timely manner. Further, a significant increase in the price of one or more key components or sub-assemblies included in our products could seriously harm our results of operations.

Risks Related to the Market for Cardiac Diagnostic Equipment

If we are not able to both obtain and maintain adequate levels of third-party reimbursement for our products, it would have a material adverse affect on our business.

Our revenues are primarily derived from sales of our Heartwave II Systems and Micro-V Alternans Sensors. Our ability to successfully commercialize these products depends on our first obtaining, and then maintaining, adequate levels of third-party reimbursement for use of these products by our customers. The amount of reimbursement in the U.S. that is available for clinical use of the Microvolt T-Wave Alternans Test varies. In the U.S., the cost of medical care is funded, in substantial part, by government insurance programs, such as Medicare and Medicaid, and private and corporate health insurance plans. Third-party payers will seek to deny reimbursement if they determine that a prescribed device is not used in accordance with cost-effective treatment methods as determined by the payer, or is experimental, investigations unnecessary or inappropriate. We do not know whether the reimbursement level in the U.S. for the Microvolt T-Wave Alternans Test will increase in the future or that reimbursement amounts will not reduce the demand for, or the price of, the Heartwave II System. Difficulties in obtaining reimbursement, or the inadequacy of the reimbursement obtained, for Microvolt T-Wave Alternans Tests using the Heartwave II System could have a material adverse effect on our business.

We could be exposed to significant liability claims if we are unable to obtain insurance at acceptable costs and adequate levels or otherwise protect ourselves against potential product liability claims.

The testing, manufacture, marketing and sale of medical devices entail the inherent risk of liability claims or product recalls. Although we maintain product liability insurance in the U.S. and in other countries in which we conduct business, including clinical trials and product marketing and sales, such coverage may not be adequate. Product liability insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or product recall could inhibit or prevent commercialization of our Heartwave II Systems, cause a significant financial burden on Cambridge Heart, or both, which in either case could have a material adverse effect on our business, financial condition and ability to market both systems as currently contemplated.

Our ability to build a successful business depends on our ability to first obtain, and then maintain, patent protection for our products and technologies.

Our success will depend, in large part, on our ability to obtain patent protection for our products both in the U.S. and in other countries and then enforce these patents. However, the patent positions of medical device companies, including Cambridge Heart, are generally uncertain and involve complex legal and factual questions. We can give no assurance that patents will issue as a result of any patent applications we own or license or that, if patents do issue, the claims allowed will be sufficiently broad to protect our proprietary technologies. In addition, any issued patents we own or license may be challenged, invalidated or circumvented, and the rights granted under issued patents may not provide us with competitive advantages. We also rely on unpatented trade secrets to protect our proprietary technologies, and we can give no assurance that others will not independently develop or otherwise acquire substantially equivalent techniques, or otherwise gain access to our proprietary technologies, or disclose such technology or that we can ultimately protect meaningful rights to such unpatented proprietary technologies.

Any claim by others that we infringe their intellectual property rights, whether intentionally or otherwise, could materially and adversely affect our business.

Our success will depend, in part, on our ability to avoid infringing the intellectual property rights of others and/or breaching the licenses upon which our products and technologies are based. We have licensed significant technology and patents from third parties, including patents and technology relating to Microvolt T-Wave Alternans licensed from The Massachusetts Institute of Technology. Our license of patents and patent applications impose various commercialization, sublicensing, insurance, royalty and other obligations on our part. If we fail to comply with these requirements, licenses could convert from being exclusive to non-exclusive in nature or could terminate, either of which would adversely affect our business.

Any future litigation over intellectual property rights would likely involve significant expense on our part as well as distract our management from day-to-day business operations.

The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation, which would likely result in substantial cost to us, may be necessary to enforce any patents issued or licensed to us and/or to determine the scope and validity of others’ proprietary rights. In particular, our competitors and other third parties hold issued patents and are assumed to hold pending patent applications, which may result in claims of infringement against us or other patent litigation. We also may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions, which could result in substantial cost.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered by this prospectus.

The selling stockholders will pay any expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

The shares of common stock covered by this prospectus are issuable upon (i) the conversion of outstanding shares of Series A Convertible Preferred Stock we issued in a private placement on May 12, 2003 and (ii) the conversion of shares of Series A Convertible Preferred Stock issuable upon the exercise of warrants which were issued in the private placement. The following table sets forth, to our knowledge, certain information about the selling stockholders as of March 31, 2006.

We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may choose not to sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be sold in the offering or held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders. None of the selling stockholders has, or had, any position, office or other material relationship with us or any of our affiliates beyond their investment in or receipt of our securities, except as described in the footnotes below.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. All calculations assume the conversion of all shares of preferred stock. Shares of common stock issuable upon the exercise of warrants and/or stock options that are exercisable within 60 days after March 31, 2006 are deemed outstanding only for computing the percentage ownership of the stockholder holding the warrants and/or options, but are not deemed outstanding for computing the percentage ownership of any other stockholder. Unless otherwise indicated below, to our knowledge, all stockholders named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the stockholders named below.

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares of Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After Offering
Name of Selling Stockholder(1)	Number		Percentage		Number	Percentage
AFB Fund, LLC	4,988,368	(2)	8.11%	882,336	4,106,032	6.76%
Eric Hecht	132,327	(3)	*	132,327	0	*
Robert P. Khederian	5,242,984	(4)	8.50%	1,014,702	4,228,282	6.96%
Leaf Offshore Investment Fund Ltd.	748,504	(5)	1.22%	748,504	0	*
J. Leighton Read, M.D.	133,139	(6)	*	133,139	0	*
T-Wave Investors, L.P.	895,336	(7)	1.45%	882,336	13,000	*
The Tail Wind Fund Ltd.	98,280		*	98,280	0	*

*	Less than one percent.
(1)	The term “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer.
(2)	Includes 882,336 shares of common stock issuable upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable. As described in a Schedule 13D filed with the Securities and Exchange Commission on April 3, 2006, the AFB Fund, LLC (“AFB”), Laurence J. Blumberg and Louis Blumberg may be deemed to beneficially own 4,988,368 shares of common stock (8.16% of the shares of common stock outstanding on March 31, 2006) by virtue of the fact that Messrs. Blumberg and AFB may be deemed to be a group for purposes of the filing of the Schedule 13D. Excludes 316,500 shares held by Laurence J. Blumberg personally. Louis Blumberg also may be deemed to beneficially own the shares of common stock beneficially owned by AFB by virtue of his role as managing member of AFB.
(3)	Includes 88,218 shares of common stock issuable upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable.

(4)	Includes 1,014,702 shares of common stock issuable upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable.
(5)	Includes 441,168 shares of common stock issuable upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable.
(6)	Includes 44,109 shares of common stock issuable upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable.
(7)	Includes 882,336 shares of common stock issuable upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable. Wardenclyffe LLC and Louis Perlman share voting and investment power with respect to these shares.

Mr. Khederian is a member of our board of directors. Mr. Hecht served as a member of our board of directors from December 2003 to October 2004. Louis Perlman, an affiliate of T-Wave Investors, L.P., served as a member of our board of directors from May 2003 through March 2004. None of the other selling stockholders has held any position or office with, or otherwise had a material relationship with, us in the past three years.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue 150,000,000 shares of common stock, $0.001 par value per share. As of March 31, 2006, there were approximately 60,662,580 shares of common stock outstanding, held of record by approximately 142 stockholders. Our common stock is traded on the OTC Bulletin Board under the symbol “CAMH.” Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to a preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Cambridge Heart, the holders of common stock are entitled to receive ratably the net assets of Cambridge Heart available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. The outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares Series A Preferred Stock, Series B Preferred Stock, and of any additional series of preferred stock which we may designate and issue in the future.

Common Stock Warrants

The Silicon Valley Bank Warrant. In connection with a Loan and Security Agreement dated September 26, 2002 between Cambridge Heart and Silicon Valley Bank, we issued a warrant that expires on September 26, 2007 to purchase 21,053 shares of our common stock at a per share exercise price of $2.28. In May 2003, in connection with the private placement of our Series A Preferred Stock, the per share exercise price of this warrants was adjusted downward to $1.2968 and the number of shares issuable upon exercise of this warrant increased to 37,015 in accordance with the adjustment provisions contained in an Antidilution Agreement dated September 23, 2002 between Cambridge Heart and Silicon Valley Bank, which Agreement expired on September 26, 2004.

Preferred Stock

Our certificate of incorporation authorizes us to issue up to 2,000,000 shares of preferred stock, none of which were outstanding as of March 31, 2006. Under the terms of our certificate of incorporation, the board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors.

The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third part to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Cambridge Heart. Other than the Series A Preferred Stock and the Series B Preferred Stock discussed next, we have no present plans to issue any shares of preferred stock.

Series A Convertible Preferred Stock

Pursuant to the Certificate of Designations of the Preferred Stock of Cambridge Heart, Inc. to be Designated Series A Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 12, 2003, 1,975,000 shares of our preferred stock are designated as Series A Convertible Preferred Stock having the following rights:

•	Each share of Series A Preferred Stock is convertible into a number of shares of common stock equal to $4.42 divided by the conversion price of the Series A Preferred Stock, which is $0.34.

•	In the event of our liquidation, dissolution, or winding up or upon a merger or consolidation, or the sale of all or substantially all of our assets, each share of Series A Preferred Stock is entitled to receive a liquidation preference equal to $4.42 per share prior to the payment of any amount to the holders of common stock, the holders of Series B Preferred Stock, or the holders of any other class of securities that is junior to the Series A Preferred Stock.

•	The holders of Series A Preferred Stock are entitled to vote, on an as-if converted basis, along with the holders of our common stock on all matters on which holders of common stock are entitled to vote.

•	The holders of the Series A Preferred Stock (other than Medtronic, Inc. and The Tail Wind Fund Ltd.) voting as a separate class, are entitled to elect two members to the Board of Directors of the Company. In addition, the holders of the Series A Preferred Stock (other than Medtronic, Inc. and The Tail Wind Fund Ltd.) will be entitled to elect one additional member of the Board of Directors following the payment of an aggregate of $1.5 million for the purchase of shares of Series A Preferred Stock upon exercise of the warrants issued pursuant to the Securities Purchase Agreement, dated as of May 12, 2003, and will be entitled to elect another member of the Board of Directors following the payment of an aggregate of $3.0 million for the purchase of shares of Series A Preferred Stock upon exercise of such warrants.

•	The affirmative vote or written consent of the holders of at least 84% of the then outstanding shares of Series A Preferred Stock (voting or consenting separately as a class) is necessary for us to:

•	Amend the Certificate of Incorporation so as to amend, alter or repeal the power, preferences or special rights of the Series A Preferred Stock in a manner that affects them adversely;

•	Increase the number of shares designated as Series A Preferred Stock; or

•	Authorize, designate or issue any class of stock having any right, preference or priority superior to or on a parity with the Series A Preferred Stock.

Pursuant to the terms of a purchase agreement dated May 12, 2003 between Cambridge Heart, Medtronic, Inc., and a group of investors that we call the Belmont Group, we issued and sold 696,825 shares of our Series A Preferred Stock at a purchase price of $4.42 per share. We also issued to the Belmont Group short-term warrants exercisable for a total of 705,852 shares of Series A Preferred Stock. There were six tranches of short-term warrants that expired in monthly intervals starting September 1, 2003. The exercise price of these warrants was the lower of $4.42 or 13 times the 20-day average closing price of our common stock prior to the expiration date of these warrants. We could have extended the expiration date of up to three tranches of warrants as follows: to March 1, 2004 for the first tranche so extended, to April 1, 2004 for the second tranche so extended, and to May 1, 2004 for the third tranche so extended. All of the warrants issued to the Belmont Group have been exercised in full, and a total of 705,852 shares of Series A Preferred Stock have been issued to the Belmont Group pursuant to the terms of the short-term warrants.

We also issued to Medtronic and the Belmont Group long-term warrants exercisable for 30% of the total number of shares of Series A Preferred Stock purchased through the initial investment and the exercise of the short-term warrants. The exercise price of Medtronic’s long-term warrant is $4.42 and the exercise price of the long-term warrants issued to the other investors is $5.525. These warrants expire on January 1, 2009. Medtronic received a warrant exercisable for 67,873 shares of Series A Preferred Stock, which it has exercised in full. The Belmont Group received long-term warrants exercisable for up to an aggregate of 403,830 shares of Series A Preferred Stock. Of these warrants issued to the Belmont Group, 149,310 have been exercised and a total of 149,310 shares of Series A Preferred Stock have been issued to the Belmont Group pursuant to the terms of the long-term warrants.

In connection with this financing and in order to address certain payment obligations in existing registration rights agreements, we issued to The Tail Wind Fund Ltd., a beneficial owner of 9.0% of our common stock as of January 31, 2003, short-term warrants exercisable for 67,872 shares of Series A Preferred Stock and a long-term warrant exercisable for 75% of the total number of shares of Series A Preferred Stock purchased through the exercise of The Tail Wind Fund Ltd.’s short-term warrants. The exercise prices and the expiration dates of The Tail Wind Fund Ltd.’s warrants are consistent with the warrants that were issued to the other private investors. We also amended a warrant to purchase 82,500 shares of common stock held by The Tail Wind Fund Ltd. to reduce the exercise price from $3.50 to $0.34 per share. The Tail Wind Fund Ltd. waived its rights under the registration rights agreements to certain payments and we, The Tail Wind Fund Ltd. and Mr. Khederian amended the Registration Rights Agreement dated as of December 21, 2002 to eliminate certain provisions requiring payments by us. All of the warrants issued to the Tail Wind Fund Ltd. have been exercised in full, and 67,872 shares of Series A Preferred Stock have been issued to the Tail Wind Fund Ltd. pursuant to the terms of the short-term warrants and 50,904 shares have been issued to the Tail Wind Fund Ltd. pursuant to the terms of the long-term warrants.

At March 31, 2006, the Company had no shares of Series A Preferred Stock and warrants to purchase 254,520 shares of Series A Preferred Stock outstanding.

Series B Convertible Preferred Stock

Pursuant to the Cambridge Heart, Inc. Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on December 6, 2004, 7,500 shares of our preferred stock are designated as Series B Convertible Preferred Stock having the following rights:

•	Each share of Series B Preferred Stock is convertible into a number of shares of common stock equal to $1,000 divided by the conversion price of the Series B Preferred Stock, which is currently $0.45.

•	In the event that we issue shares of common stock at a purchase price below the conversion price of the Series B Preferred Stock, the conversion price of the Series B Preferred Stock will be adjusted to equal such purchase price.

•	In the event of our liquidation, dissolution or winding-up, each share of Series B Preferred Stock is entitled to receive a liquidation preference equal to $1,000 per share prior to the payment of any amount to the holders of common stock or the holders of any other class of securities that is junior to the Series B Preferred Stock but after the payment of the liquidation preference due to the holders of Series A Preferred Stock.

•	The holders of Series B Preferred Stock are entitled to vote, on an as-if converted basis, along with the holders of our common stock on all matters on which holders of common stock are entitled to vote.

•	The affirmative vote of the holders of at least 66.6% of the then outstanding shares of Series B Preferred Stock (voting separately as a class) is necessary for us to:

•	Alter or change adversely the posers, preferences or rights given to the Series B Preferred Stock or alter or amend the Certificate of Designation with respect to the Series B Preferred Stock;

•	Authorize or create any class of equity or debt ranking as to dividends (or interest in the case of debt), redemption or distribution of assets upon a liquidation, dissolution or winding-up senior to or otherwise pari passu with the Series B Preferred Stock);

•	Amend our Certificate of Incorporation so as to affect adversely the rights of the holders of the Series B Preferred Stock;

•	Increase the number of shares designated as Series B Preferred Stock; or

•	Enter into any agreement with respect to the foregoing.

Pursuant to the terms of a purchase agreement dated December 6, 2004 between Cambridge Heart and a group of institutional and other private investors, we issued and sold 5,000 shares of our Series B Preferred Stock at a purchase price of $1,000 per share. We also issued to these investors warrants exercisable for a total of 2,500 shares of Series B Preferred Stock. The warrants expire on December 6, 2009. The exercise price of these warrants is $1,100 per share. At March 31, 2006, the Company had no shares of Series B Preferred Stock and all warrants to purchase shares of Series B Preferred Stock had been exercised in full.

In connection with the sale of the Company’s Series B Preferred Stock, the Company also issued to the placement agent for the transaction a warrant exercisable for a total of 953,333 shares of the Company’s common stock. The warrant expires on December 6, 2009. The exercise price of this warrant is $.495 per share of common stock. This warrant has been exercised in full.

Registration Rights

As part of our issuances of common stock and warrants to the 1999 Tail Wind investors on June 8, 1999, we agreed to register the 952,380 shares of common stock purchased by the Tail Wind investors and the 95,238 shares of common stock issuable upon exercise of the warrants issued to the Tail Wind investors. We registered these shares with the Securities and Exchange Commission in July 1999.

As part of our issuances of common stock and warrants to the Sunrise investors on October 5, 1999, October 25, 1999 and January 11, 2000, we agreed to register the 2,116,347 shares of common stock purchased by the Sunrise investors and the 571,413 shares of common stock issuable upon exercise of the warrants issued to the Sunrise investors and to Sunrise

Securities Corp. In December 1999, we registered (i) the 1,516,347 shares of common stock purchased by the Sunrise investors in October 1999, (ii) the 409,413 shares of common stock issuable to the Sunrise investors and Sunrise Securities Corp. upon the exercise of the warrants issued in October 1999, and (iii) the 529,849 shares issued to the Tail Wind investors on October 5, 1999 and October 25, 1999 pursuant to the anti-dilution provisions of the purchase agreement dated June 8, 1999. In October 2000, we reregistered 17,850 shares issued in the October 1999 private placement. In February 2000, we registered (i) the 600,000 shares of our common stock purchased by a Sunrise investor in January 2000 and (ii) the 165,161 shares of our common stock issuable to the Sunrise investor and Sunrise Securities Corp. upon the exercise of warrants issued in January 2000.

As part of our issuances of common stock and warrants to the additional Sunrise investors on September 14, 2000, we agreed to register the 2,390,000 shares of common stock purchased by the additional Sunrise investors and the 860,400 shares of common stock issuable upon the exercise of warrants issued to the additional Sunrise investors and to Sunrise Securities Corp.

As part of our issuances of common stock and warrants to the 2001 Tail Wind investors on December 21, 2001, we agreed to register the 1,580,459 shares of common stock purchased by the 2001 Tail Wind investors and the 632,184 shares of common stock issuable upon exercise of the warrants issued to the 2001 Tail Wind investors. We registered these shares with the Securities and Exchange Commission in January 2002.

As part of our issuance of the warrant to Silicon Valley Bank on September 26, 2002, we agreed to include the shares issuable upon exercise of that warrant in any registration statement we propose to file covering shares of our common stock, other than certain registration statements covering shares to be sold solely for the account of other shareholders.

As part of our issuances of Series A Preferred Stock and warrants to purchase Series A Preferred Stock on May 12, 2003, we agreed to register 9,058,725 shares of our common stock issuable upon the conversion of outstanding shares of Series A Preferred Stock we previously issued in a private placement and 16,190,551 shares of our common stock issuable upon the conversion of shares of Series A Preferred Stock issuable upon the exercise of the warrants. We registered these shares with the Securities and Exchange Commission in June 2003.

As part of our issuances of Series B Preferred Stock and warrants to purchase Series B Preferred Stock on December 6, 2004, we agreed to register 11,111,112 shares of our common stock issuable upon the conversion of outstanding shares of Series B Preferred Stock we previously issued in a private placement, 5,555,557 shares of our common stock issuable upon the conversion of shares of Series B Preferred Stock issuable upon the exercise of the warrants, and such additional shares as may be issued pursuant to the anti-dilution provisions of the Series B Preferred Stock. We originally registered these shares with the Securities and Exchange Commission in January 2005.

If we do not fulfill certain of our obligations under the registration rights agreement entered into in connection with the Series B financing, we will be required to pay partial liquidated damages equal to 2.0% of the aggregate purchase price paid by the investor for any shares of the Company’s common stock then held by such investor that were acquired by the investor in connection with the Series B financing. If the Company fails to pay any partial liquidated damages in full within seven trading days after the date payable, the Company will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the investor, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.

Delaware Law And Certain Charter And By-Law Provisions

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is (i) a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock or (ii) an affiliate or associate of Cambridge Heart who was the owner, together with affiliates and associates, of 15% or more of our outstanding voting stock at any time within the 3-year period prior to the date for determining whether such person is “interested.”

Our certificate of incorporation provides for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capitals stock of the corporation entitled to vote. Under our certificate of incorporation, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Cambridge Heart.

Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation further provides that special meetings of our stockholders may only be called by the chairman of the board of directors, by our chief executive officer or by our board of directors. Under our by-laws, in order for any matter to be considered properly brought before a meeting, a stockholder must comply with certain requirements regarding advance notice to Cambridge Heart. The foregoing provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.

The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of our shares of capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

Our certificate of incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

PLAN OF DISTRIBUTION

This prospectus covers 25,249,276 shares of our common stock. All of the shares offered are being sold by the selling stockholders. We will not realize any proceeds from the sale of the shares by the selling stockholders.

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell its shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution;

•	in privately negotiated transactions; and

•	in options transactions.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and its affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of:

•	such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement; or

•	such time as all of the shares held by the selling stockholders may be sold to the public without registration or restriction pursuant to Rule 144(k) of the Securities Act, in the reasonable opinion of counsel to the selling stockholders.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Nutter, McClennen & Fish, LLP, Boston, Massachusetts.

EXPERTS

The financial statements of the Company for the year ended December 31, 2003 incorporated by reference in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company as of and for each of the years ended December 31, 2004 and 2005 incorporated by reference in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of Vitale, Caturano & Company, Ltd., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference into this prospectus certain information contained in other documents that we file with or furnish to the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act), which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents:

•	our proxy statement on Schedule 14A for our 2006 annual meeting of stockholders filed on April 28, 2006;

•	our annual report on Form 10-K for the fiscal year ended December 31, 2005 (SEC File No. 000-20991); and

•	our current report on Form 8-K, filed on March 31, 2006 (SEC File No. 000-20991).

All documents that we file after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus. The reports and other documents that we file after the date of this prospectus will modify, supplement and supersede the information in this prospectus. We will provide you with a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus at no cost to you upon written or oral request to: Cambridge Heart, Inc., One Oak Park Drive, Bedford, Massachusetts 01730, Attn: Investor Relations, Phone: (781) 271-1200, Fax: (781) 275-8431, Email: davidc@cambridgeheart.com. The reports and documents containing information incorporated herein by reference are also available on the Registrant’s website at www.cambridgeheart.com.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby (except any underwriting discounts and commissions), all of which will be borne by Cambridge Heart. All amounts shown are estimates except the SEC registration fee.

Filing Fee—Securities and Exchange Commission	US$	1,165	(1)
Legal fees and expenses	US$	100,000
Accounting fees and expenses	US$	5,000
Printing fees	US$	15,000
Miscellaneous expenses	US$	3,835

Total Expenses	US$	125,000

(1)	A Registration Fee of $1,165 was previously paid in connection with the initial filing of the registration statement on January 18, 2002.

Item 14. Indemnification Of Directors And Officers

Article EIGHTH of the Registrant’s Restated Certificate of Incorporation provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

Article NINTH of the Registrant’s Restated Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expense (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

Article NINTH of the Registrant’s Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the full extent permitted by such law as so amended.

Section 145 of the Delaware General Corporation law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the requires of the corporation in related capacities against amounts paid and expense incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Cambridge Heart has obtained directors and officers insurance for the benefit of its directors and its officers.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by us within the past three years that were not registered under the Securities Act of 1933, as amended. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

Series A Preferred Stock and Warrants to Purchase Series A Preferred Stock

On May 12, 2003, we issued and sold to Medtronic, Inc. and a group of private investors 696,825 shares of Series A Convertible Preferred Stock, which we call Series A Preferred Stock, at a purchase price of $4.42 per share, for total proceeds of approximately $3.1 million. Each share of the Series A Preferred Stock is convertible into 13 shares of our common stock. The conversion price of the Series A Preferred Stock is subject to adjustments in certain circumstances. As part of the financing, we issued to the investors, other than Medtronic, short-term warrants exercisable for a total of 705,852 shares of the preferred stock. There were six tranches of the short-term warrants that expired in equal monthly intervals starting September 1, 2003. The exercise price of these warrants was $4.42. We also issued to both Medtronic and the private investors long-term warrants exercisable for 30% of the total number of shares of preferred stock purchased through the initial investment and the exercise of the short-term warrants. The exercise price of Medtronic’s long-term warrant is $4.42 and the exercise price of the long-term warrants issued to the other investors is $5.525. These long-term warrants expire on January 1, 2009. In connection with this financing and in order to address certain payment obligations in existing agreements with The Tail Wind Fund Ltd., we issued to Tail Wind short-term warrants exercisable for 67,872 shares of the preferred stock and a long-term warrant exercisable for 75% of the total number of shares of the preferred stock purchased through the exercise of Tail Wind’s short-term warrants. The exercise prices and the expiration dates of Tail Wind’s warrants are consistent with the warrants issued to the other private investors. We subsequently filed a registration statement with the Securities and Exchange Commission to register for resale all of the shares of common stock issuable upon conversion of the preferred stock. This registration statement was declared effective on June 20, 2003.

Series B Preferred Stock and Warrants to Purchase Series B Preferred Stock

On December 6, 2004, we issued and sold to certain institutional and other private investors 5,000 shares of our Series B Convertible Preferred Stock, which we call Series B Preferred Stock, for total proceeds of $5 million. Each share of Series B Preferred Stock is convertible into approximately 2,222 shares of our common stock. The conversion price of the Series B Preferred Stock is subject to adjustment in certain circumstances. If we issue shares of common stock at a purchase price below the conversion price of the Series B Preferred Stock, the conversion price of the Series B Preferred Stock will be adjusted to equal such purchase price. Investors in the financing also received warrants to purchase an additional 2,500 shares of Series B Preferred Stock. The exercise price of the warrants is $1,100 per share. The warrants expire on December 6, 2009.

In connection with the sale of our Series B Preferred Stock, we also issued to the placement agent for the transaction a warrant exercisable for a total of 953,333 shares of our common stock. The warrant expires on December 6, 2009. The exercise price of the Series B warrant is $.495 per share of common stock.

The shares of preferred stock, the warrants and the shares of common stock issuable upon conversion of the shares of preferred stock were issued without registration under the Securities Act of 1933 in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Post-Effective Amendment No. 3 to Form S-2 on Form S-1 Registration Statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2)	That, for the purposes of determining any liability under the Securities Act each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Post-Effective Amendment No. 3 to Form S-2 on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bedford, Commonwealth of Massachusetts, on May 9, 2006.

CAMBRIDGE HEART, INC.

By:	/s/ DAVID A. CHAZANOVITZ
David A. Chazanovitz
President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ DAVID A. CHAZANOVITZ David A. Chazanovitz	Chief Executive Officer and Director (Principal Executive Officer)	May 9, 2006

/s/ RODERICK DE GREEF Roderick de Greef	Chief Financial Officer (Principal Financial and Accounting Officer)	May 9, 2006

* Richard J. Cohen	Director	May 9, 2006

Kenneth Hachikian	Director	May 9, 2006

* Robert P. Khederian	Director	May 9, 2006

* Jeffrey J. Langan	Director	May 9, 2006

Reed Malleck	Director	May 9, 2006

*By:	/s/ DAVID A. CHAZANOVITZ
David A. Chazanovitz Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of the Registrant is incorporated herein by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

3.2	Certificate of Amendment of Restated Certificate of Incorporation of the Registrant is incorporated herein by reference to Exhibit 3.2 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2001 (File No. 0-20991).

3.3	Certificate of Amendment of Restated Certificate of Incorporation of the Registrant is incorporated by reference to Exhibit 3.3 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2003 (File No. 0-20991).

3.4	Certificate of Designations of the Preferred Stock of the Registrant to be Designated Series A Convertible Preferred Stock, dated as of May 12, 2003 is incorporated herein by reference to Exhibit 3.3 to the Registrant’s Current Report on Form 8-K dated May 13, 2003 (File No. 0-20991).

3.5	Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock, dated as of December 6, 2004 is incorporated herein by reference to Exhibit 3.5 to the Registrant’s Current Report on Form 8-K dated December 7, 2004 (File No. 0-20991).

3.6	Certificate of Amendment of Restated Certificate of Incorporation of the Registrant is incorporated by reference to Exhibit 3.6 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-20991).

3.7	By-Laws of the Registrant, as amended, is incorporated herein by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

4.1	Specimen Certificate for shares of Common Stock, $.001 par value, of the Registrant is incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

4.2	See Exhibits 3.1, 3.2, 3.3, 3.4, 3.5, 3.6 and 3.7 for provisions of the Registrant’s certificate of incorporation, certificate of designations and by-laws defining the rights of holders of common stock.

4.3	Antidilution Agreement by and between the Registrant and Silicon Valley Bank, dated September 26, 2002 is incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 10-Q for the quarter ended September 30, 2002 (File No. 0-20991).

5	Opinion of Nutter, McClennen & Fish, LLP (previously filed as Exhibit 5 to our Registration Statement on Form S-2 (Reg. No. 333-121915), filed on January 7, 2005 and incorporated by reference herein).

10.1	1993 Incentive and Non-Qualified Stock Option Plan, as amended is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

10.2	1996 Equity Incentive Plan, as amended is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

10.3	1996 Employee Stock Purchase Plan is incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

10.4	Amendment No. 3 to 1996 Employee Stock Purchase Plan is incorporated herein by reference to Appendix B to the Registrant’s Definitive Proxy Statement as filed on April 29, 2004.

10.5	1996 Director Stock Option Plan is incorporated herein by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

10.6	2001 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.5 to Appendix A to the Registrant’s Definitive Proxy Statement as filed on May 9, 2005.

10.7	Summary of Amendments to Certain of the Registrant’s Equity Plans is incorporated herein by reference to Exhibit 10.7 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004 (File No. 0-20991).

10.8	Form of Exchange Agreement between the Registrant and Certain Executive Officers dated August 15, 2005 is incorporated herein by reference to Exhibit 10.8 to the Registrant Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-20998).

10.9	Form of Exchange Agreement between the Registrant and Certain Non-Employee Directors dated September 19, 2005 is incorporated herein by reference to Exhibit 10.9 to the Registrant Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-20991).

10.10	Consulting and Technology Agreement between the Registrant and Dr. Richard J. Cohen, dated February 8, 1993 is incorporated herein by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

10.11	License Agreement By and Between the Registrant and Dr. Richard J. Cohen, dated February 8, 1993 is incorporated herein by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

10.12	License Agreement by and between the Registrant and the Massachusetts Institute of Technology, dated September 28, 1993, relating to the technology of “Assessing Myocardial Electrical Stability” is incorporated herein by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 0-20991).

10.13	Agreement to Extend the Consulting and Technology Agreement between the Registrant and Dr. Richard J. Cohen, dated January 28, 2003 is incorporated herein by reference to Exhibit 10.9 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2002 (File No. 0-20991).

10.14	First Amendment to the License Agreement by and between the Registrant and the Massachusetts Institute of Technology dated May 21, 1998, relating to the technology of “Assessing Myocardial Electrical Stability” is incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-Q for the quarter ended June 30, 1998 (File No. 0-20991).

10.15+	Distributor Agreement, dated as of April 1, 1998, by and between the Registrant and Reynolds Medical Ltd. is incorporated herein by reference to Exhibit 10.6 to the Company’s Form 10-Q for the quarter ended June 30, 1998 (File No. 0-20991).

10.16	Severance Agreement dated November 18, 1999 between the Registrant and James Sheppard is incorporated herein by reference to Exhibit 10.34 to the Registrant’s Form 10-K for the fiscal year ended December 31, 1999 (File No. 0-20991).

10.17+	Distribution and License Agreement dated August 1, 2003 between the Registrant and Burdick, Inc. a subsidiary of Quinton Cardiology Systems, Inc. is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended September 30, 2003 (File No. 0-20991).

10.18	Severance Agreement dated September 27, 2000 between the Registrant and David Chazanovitz is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Form 10-Q for the quarter ended September 30, 2000 (File No. 0-20991).

10.19	Amendment dated January 1, 2005 to the Severance Agreement dated September 27, 2000 between the Registrant and David Chazanovitz is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated February 23, 2005 (File No. 0-20991).

10.20	Severance Agreement dated January 30, 2003 between the Registrant and Robert LaRoche is incorporated herein by reference to Exhibit 10.27 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2002 (File No. 0-20991).

10.21	Severance Agreement dated September 17, 2003 between the Registrant and Ali Haghighi-Mood is incorporated herein by reference to Exhibit 10.20 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004 (File No. 0-20991).

10.22	Offer Letter dated September 8, 2005 between the Registrant and Roderick de Greef is incorporated herein by reference to Exhibit 10.01 of the Company’s Form 8-K filed on October 5, 2005 (File No. 0-20991).

10.23	Severance Agreement dated October 3, 2005 between the Registrant and Roderick de Greef is incorporated by reference to Exhibit 10.02 of the Company’s Form 8-K filed on October 5, 2005 (File No. 0-20991).

10.24	Lease Agreement By and Between the Registrant and R.W. Connelly, dated November 30, 2003 is incorporated by reference to Exhibit 10.16 to the Registrant’s form 10-K for the fiscal year ended December 31, 2003 (File No. 0-20991).

10.25	Securities Purchase Agreement among the Registrant and The Tail Wind Fund, Ltd. and Robert P. Khederian dated December 21, 2001 is incorporated herein by reference to Exhibit 10.31 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2001 (File No. 0-20991).

10.26	Amendment to Registration Rights Agreement and Waiver, dated May 12, 2003, by and among the Registrant, The Tail Wind Fund, Ltd. and Robert P. Khederian is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Form 10-Q for the quarter ended March 31, 2003 (File No. 0-20991).

10.27	Amendment No. 1, dated May 12, 2003, to the Warrant issued as of September 14, 2000 to the Tail Wind Fund Ltd. by and between the Registrant and the Tail Wind Fund Ltd. is incorporated herein by reference to Exhibit 10.3 to the Registrant’s Form 10-Q for the quarter ended March 31, 2003 (File No. 0-20991).

10.28	Warrant to Purchase Stock issued to Silicon Valley Bank on September 26, 2002 is incorporated herein by reference to Exhibit 4.2 to the Registrant’s Form 10-Q for the quarter ended September 30, 2002 (File No. 0-20991).

10.29	Securities Purchase Agreement among the Registrant and the Purchasers dated May 12, 2003 is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated May 13, 2003 (File No. 0-20991).

10.30	Registration Rights Agreement, dated as of May 12, 2003, by and among the Registrant and the signatories thereto is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated May 13, 2003 (File No. 0-20991).

10.31	Form of Long-Term Warrant to purchase shares of Series A Preferred Convertible Stock of the Registrant issued on May 12, 2003 in connection with the sale of the Series A Convertible Preferred Stock is incorporated herein by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K dated May 13, 2003 (File No. 0-20991).

10.32	Warrant to purchase shares of Series A Preferred Convertible Stock of the Registrant issued on May 12, 2003 to Medtronic, Inc. in connection with the sale of the Series A Convertible Preferred Stock is incorporated herein by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K dated May 13, 2003 (File No. 0-20991).

10.33	Amendment to Consulting and Technology Agreement between the Registrant and Dr. Richard Cohen, dated May 7, 2003 is incorporated by reference to Exhibit 10.28 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2003 (File No. 0-20991).

10.34	Securities Purchase Agreement, dated as of December 6, 2004 by and among the Registrant and the signatories thereto is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated December 7, 2004 (File No. 0-20991).

10.35	Registration Rights Agreement, dated as of December 6, 2004 by and among the Registrant and the signatories thereto is incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated December 7, 2004 (File No. 0-20991).

10.36	Form of Warrant to purchase shares of Series B Convertible Preferred Stock of the Registrant, dated as of December 6, 2004 and issued in connection with the sale of shares of Series B Convertible Preferred Stock is incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K dated December 7, 2004 (File No. 0-20991).

10.37	Form of Warrant to purchase shares of common stock, dated as of December 6, 2004 issued to placement agent in connection with the sale of shares of Series B Convertible Preferred Stock is incorporated by reference to Exhibit 10.32 to the Registrant’s Registration Statement on Form S-2, as amended (File No. 333-121915).

23.1	Consent of Vitale, Caturano & Company Ltd.*

23.2	Consent of PriceWaterhouseCoopers LLP*

24	Power of attorney (contained on signature page to our Registration Statement on Form S-2 (Reg. No. 333-106033), filed on June 11, 2003 and incorporated by reference herein).

+	Confidential treatment has been requested as to certain portions of this Exhibit. Such portions have been omitted and filed separately with the Securities and Exchange Commission.
*	Filed herewith.